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                                                               Exhibit 99.(a)(5)
                                     [LOGO]

                                                                October 23, 2000

Dear Stockholder:

   On behalf of the Board of Directors of Specialty Equipment Companies, Inc. (the "Company"), I am pleased to inform you that our Company has entered into an Agreement and Plan of Merger, dated as of October 13, 2000 (the "Merger Agreement"), with United Technologies Corporation ("UTC") and Solar Acquisition Corp., a wholly owned subsidiary of UTC ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock (the "Shares") at a purchase price of $30.50 per Share, net to the seller in cash, without interest. The Offer, if consummated, is to be followed by a merger of Purchaser into the Company in which each Share not purchased in the Offer will be converted into the right to receive the same cash consideration paid per Share as is paid to stockholders in the Offer.

   Your Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to and in the best interest of the Company and its stockholders, and unanimously recommends that all stockholders accept the Offer and tender their Shares pursuant to the Offer.

   In arriving at its recommendation, the Board carefully considered a number of factors more fully described in the attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission, including, among other things, the terms and conditions of the Merger Agreement and the written opinion of Credit Suisse First Boston Corporation, financial advisor to the Company, to the effect that, as of the date of the opinion, the consideration to be received by holders of the Company's common stock in the Offer and the Merger was fair to such stockholders, other than UTC and its affiliates, from a financial point of view. The full text of the written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations of the review undertaken by Credit Suisse First Boston Corporation in rendering its opinion, accompanies this letter as Annex A to the attached Schedule 14D-9 and stockholders are urged to read such opinion in its entirety.

   Accompanying this letter, in addition to the attached Schedule 14D-9, is the Offer to Purchase dated October 23, 2000, together with related materials, including a Letter of Transmittal, to be used in tendering your Shares pursuant to the Offer. The Offer to Purchase and related materials state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer. Also accompanying this letter is a Proxy Statement dated October 23, 2000 relating to the solicitation of written consents for the election of certain UTC nominees as directors of the Company upon consummation of the Offer.

                                         On behalf of the Board of Directors,

                                         /s/ Jeff Rhodenbaugh

                                         Jeffrey P. Rhodenbaugh
                                          President and Chief Executive
                                          Officer